

SECUR[...]IISSION

07008795

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8- 42883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buttonwood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way
(No. and Street)

Madison (City) WI (State) 53717 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Anderson (608) 827 - 6400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

PROCESSED
FEB 0 4 2008
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Anderson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buttonwood Partners, Inc**, as of **September 30, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JODIE A. MCLELLAN
NOTARY
PUBLIC
STATE OF WISCONSIN

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Buttonwood Partners, Inc.

Statement of Financial Condition Report
September 30, 2007

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Buttonwood Partners, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. (the "Company") as of September 30, 2007, that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Buttonwood Partners, Inc. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 28, 2007

Buttonwood Partners, Inc.

Statement of Financial Condition
September 30, 2007

Assets		
Cash and cash equivalents	$	127,222
Commissions receivable		113,610
Shareholder receivable		25,650
Deposit with clearing broker-dealer		50,000
Furniture and equipment, net		108,054
Other assets		4,224
Total assets	**$**	**428,760**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	2,704
Accrued salaries and benefits		119,460
Deferred income tax liability		15,000
Total liabilities		**137,164**
Commitments and Contingencies (Notes 5 and 6)		
Stockholders' Equity		
Common stock, $1 par value; 56,000 shares authorized; 1,800 shares issued and outstanding		1,800
Additional paid-in capital		178,200
Retained earnings		111,596
Total stockholders' equity		**291,596**
Total liabilities and stockholders' equity	**$**	**428,760**

The accompanying notes are an integral part of the statement of financial condition.

Buttonwood Partners, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Buttonwood Partners, Inc. (the "Company") is a Wisconsin corporation formed on March 7, 1990, for the purpose of conducting business as a broker-dealer in securities and as a registered investment advisor. The Company has an office in Madison, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of rule 15c3-3. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include interest-bearing demand deposits with banks and money market instruments. The Company considers all instruments with maturities of three months or less to be cash equivalents. The Company maintains deposits with high quality financial institutions in amounts in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on a settlement-date basis. While generally accepted accounting principles requires the use of trade date accounting, it has been determined that the difference created by using settlement date is not material to the financial statements.

Advisory fees are calculated quarterly based on a predetermined percentage of the total assets in customer accounts.

Furniture and equipment: Furniture and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Income taxes: Income taxes are accounted for under the same asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

New accounting pronouncement: In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company on October 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of FIN 48 and its potential effect on its financial statements.

Note 1. Nature of Business and Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The statement is effective for the Company on October 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of SFAS 157 and its potential effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS 159, among other things, permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is effective for the Company on October 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of SFAS 159 and its potential effect on its financial statements.

Note 2. Deposit with Clearing Broker-Dealer

At September 30, 2007, the Company had a deposit in the amount of $50,000 with its clearing broker, National Financial Services, LLC ("NFS"). The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission.

Note 3. Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2007:

Furniture and fixtures	$	29,960
Office equipment		384,135
Artwork		9,798
		423,893
Less accumulated depreciation		315,839
	$	108,054

Note 4. Commitments

The Company leases its Madison, Wisconsin, office space under an operating lease that expires May 14, 2009. The future minimum lease payments are as follows:

Years Ending September 30,		
2008	$	114,716
2009		68,074
	$	182,790

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6. Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the "Plan") with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 100 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 6 percent of each eligible employee's compensation.

Note 7. Income Taxes

At September 30, 2007, the net deferred income tax liability in the amount of $15,000 relates primarily to temporary differences from depreciation of furniture and equipment.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007, the Company had net capital of $152,850, which was $102,850 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.80 to 1.

END